EXHIBIT 11

Information for Computation of Earnings per Share

The numerators and denominators of basic and fully diluted earnings per share are as follows:

	Nine Months Ended September 2000	Period from Inception (March 18, 1999) to September 30, 1999	Three Months Ended September 30

			2000	1999

Net loss allowable to common denominator (numerator)	$(16,742,816)	$(10,372,514)	$(7,072,120)	$(6,442,663)
Share used in the calculation (denominator)
Weighted average shares outstanding	100	100	100	100
Effect of diluted stock options	--	--	--	--
Fully diluted shares	100	100	100	100

Basic earnings per share	(167,428)	$(103,725)	$(70,721)	$(64,427)

Fully diluted earnings per share	(167,428)	$(103,725)	$(70,721)	$(64,427)